

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2017

Mail Stop 4561

Zhouhong Peng
Chief Executive Officer
Pacific Special Acquisition Corp.
855 Pudong South Road
The World Plaza, 27th Floor
Pudong, Shanghai
China 200120

> **Re:** **Pacific Special Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 19, 2017**
> **File No. 001-37593**

Dear Mr. Peng:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated March 10, 2017.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Charter Amendment Proposal, page 126

1.   It appears that the revised Charter Amendment Proposal relating to the requirement that certain future acquisitions by Pacific during the Earnout Period will require two-thirds approval of Pacific's board of directors extends only through June 30, 2018, the expiration date of the Earnout Period. Please revise your discussion to reflect the limited duration of the amendment, and make a corresponding revision to the proxy card, or advise.

<u>Unaudited Pro Forma Condensed Combined Financial Statements</u>

<u>Pro Forma Condensed Combined Balance Sheet, page 82</u>

2.   Revise Note (2) to include a discussion of the potential additional funding that the Sponsor can provide at its discretion as needed to complete the merger.

<u>Pro Forma Condensed Combined Income Statement for the Nine Months Ended March 31, 2017, page 84</u>

3.   We note your response to prior comment 8. Please clarify when the "vesting commencement date" occurs in your disclosure on page F-114 for the service vesting condition. That is, clarify whether the service period begins upon the date of grant or upon the satisfaction of the performance condition of an IPO or change of control. Also, address the following:

   - If the service period vesting begins on the date of grant, tell us whether you will record a one-time share based compensation expense upon consummation of the merger for service conditions that have already been satisfied. If so, revise to include a discussion of such charge in the notes to the pro forma financial statements along with an adjustment to APIC in your pro forma balance sheet, if material; or,

   - If the service period vesting period begins only upon the satisfaction of the performance condition, clarify whether option holders must continue to provide services to the company for four years following achievement of the performance condition (e.g., completion of this merger) in order to vest in their options.

        Refer to Article 11-02(b)(6) of Regulation S-X.

4.   Notwithstanding your response to the previous comment, please revise Note 1 to clarify that the adjustment relates to the estimated ongoing vesting expense as a result of achieving the performance condition. Also, tell us how you determined the amount of adjustment and explain why the adjustment for the nine-month period pro formas is greater than the adjustment for the twelve-month period.

5.   Please refer to prior comment 10. Provide footnote disclosure of the various quantitative inputs used to determine the amount of shares that will be issued pursuant to the formula discussed in the forepart of the unaudited pro forma financial statement. Please also provide a sensitivity analysis for reasonably different outcomes. Similar revisions should be made to your pro forma condensed combined income statement disclosures on page 85. Refer to Article 11-02(8) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Gross Profit and Gross Margin, page 180

6.   We note from your revised disclosures in response to prior comment 24 that Connected
        Solutions BU gross margins fluctuate due to revenue and product mix. On page 174 you
        state that product sales gross margins included in this business unit are impacted by
        various factors such as competition, cost of components and intellectual property
        royalties. You also state that gross margins for engineering design services and software
        royalties are higher than product gross margins. Considering the variability in margins
        within this business unit and the year-over-year change in the business unit's total gross
        margins, revise to separately provide gross profit margins for hardware versus software
        and include a discussion of the specific factors impacting any significant changes in each.
        Refer to Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources, page 181

7.   Please refer to prior comment 25. Your revised disclosures appear to be a recitation of
        information already evident from the financial statements and do not adequately explain
        the underlying reasons for material fluctuations in your various working capital items.
        Similarly, the range of DSO you disclosed does not provide specific enough information
        for a reader to understand the underlying reasons for fluctuations in accounts receivable.
        Please revise to add the more specific disclosure as previously requested.

Borqs International Holding Corp Consolidated Financial Statements for the Years Ended
December 31, 2015 and 2016

Note 16, Taxation, page F-116

8.   Please revise to disclose why the amounts disclosed for 2015 on page F-117 do not agree
        with the same period disclosed on page F-74.

Zhouhong Peng
Pacific Special Acquisition Corp.
June 6, 2017
Page 4

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman and Schole LLP